Mail Stop 4561

July 23, 2007

Robert G. Burton, Sr.
Chairman and Chief Executive Officer
Cenveo, Inc.
One Canterbury Green
201 Broad Street
Stamford, CT 06901

Re: **Cenveo, Inc.**
        Form 10-K for Fiscal Year Ended December 31, 2006
        Filed February 28, 2007
        Form 10-K/A for Fiscal Year Ended December 31, 2006
        Filed June 27, 2007
        File No. 0-14948

Dear Mr. Burton:

        We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Segment Operations, pages 17-19

1. We note that you refer to pricing pressures numerous times throughout your filing. However, your disclosures regarding segment revenues do not appear to address pricing fluctuations. Please tell us, by segment, the extent to which pricing impacted your results and explain how you complied with Item 303(A)(3)(iii).

2. We note your presentation of "division operating income" for each of your identified segments within MD&A. Explain to us how you have determined that this disclosure does not result in the presentation of a non-GAAP financial measure that is subject to Item 10 of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Notes to the Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, pages 32-33

3. Tell us what percentage of your consolidated revenues is represented by services.

4.   Tell us whether you enter into multiple-element arrangements with your customers. If so, tell us how you account for these arrangements and refer to the relevant literature that supports your accounting.

Note 14. Commitments and Contingencies, page 56

5. Tell us why you did not disclose any information related to the various representations, warranties and related indemnities granted to the Supremex Income Fund as part of the acquisition agreement entered into during fiscal 2006. Refer to Note 15(b) to the Supremex Income Fund's audited financial statements filed as Exhibit 99.1 to your Form 10-K/A filed on June 27, 2007.

Form 8-K Filed May 10, 2007

6. We believe the non-GAAP operating statement columnar format appearing in your earnings release may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a "measure." Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Regulation S-K and the Division of Corporation Finance's Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Marc Thomas at (202) 551-3452, or me at (202) 551-3451 if you have any questions regarding the above comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief